

Mail Stop 3628

December 1, 2008

Via U.S. Mail

Mark Casper, Esq.
Associate General Counsel and Secretary
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, CA 94086

> **Re: Maxim Integrated Products, Inc.**
> **Schedule TO-I**
> **Filed November 26, 2008**
> **File No. 005-40077**

Dear Mr. Casper:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

1. We note your response to prior comment 1. We also note that the Company has revised the Offer to Purchase to provide that all non-officer Eligible Optionees who properly tender their Eligible Options, regardless of the amount of consideration such Eligible Optionees are entitled to receive, will receive the full consideration in cash on the first administratively practicable payroll date following the expiration date of the Offer. Please expand upon your prior response to better explain how the payment of such full consideration serves

compensatory purposes such that the Company may rely on the Commission's March 21, 2001 global exemptive order referred to in your response to prior comment 1.

2. We note your response to prior comment 2 and we are unable to conclude that such arrangements are consistent with the requirement of Rules 13e-4(f)(5) and 14e-1(c), requiring that the Company either pay the consideration offered or return the tendered securities promptly after termination or withdrawal of the tender offer. Please consider the ramifications of this comment on the disclosure you have provided in response to prior comment 5.

3. In addition, we note the third and fourth sentences of the first paragraph of Exhibit (a)(1)(K) to your Schedule TO. Please explain how the receipt of payment by employees located outside of the U.S. in January 2009 is consistent with the requirement of Rules 13e-4(f)(5) and 14e-1(c). Further, please remove the fourth sentence so as to eliminate any implication that the Commission has concluded that payments made by the Company on the dates set forth in this exhibit will be "made promptly."

4. Please revise the Offer to Purchase to disclose the actual date that employees should expect to receive payment pursuant to the Offer.

As appropriate, please amend your filing in response to these comments.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc : Craig W. Adas, Esq.
Jin W. Han, Esq.
Weil, Gotshal & Manges LLP
(F) 650 802 3100